Exhibit 4

From of Common Share Certificate:

NO.

SHARES

RIO NARCEA GOLD MINES, LTD.

INCORPORATED PURSUANT TO THE LAWS OF CANADA

CUSIP 766909 10 5

THIS CERTIFIES THAT

SPECIMEN

Is the registered holder of
FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE IN THE CAPITAL OF

RIO NARCEA GOLD MINES, LTD.

transferable only on the books of the Company by the holder hereof in person or by attorney, upon surrender of this certificate properly endorsed.

This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this Certificate to be signed by its duly authorized officers.

DATED:

Countersigned and Registered
MONTREAL TRUST COMPANY OF CANADA,   Toronto
Transfer Agent and Register

_____   _____

Chairman   Secretary   By _____

Authorized officer

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE TRANSFERABLE AT THE PRINCIPAL OFFICE OF MONTREAL TRUST COMPANY OF CANADA IN TORONTO

Back of Common Share Certificate:

For Value Received, _____ hereby sell, assign, and transfer unto


PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

_____

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF TRANSFEREE

_____

_____

_____ Shares
of the Capital Stock represented by the within Certificate, and do hereby irrevocably
constitute and appoint

_____ Attorney,
to transfer the said Stock on the Books of the within named Corporation, with full power of
substitution in the premises.

Dated _____

In presence of

_____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF
THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.